

David Crowther · 2nd

Production and Post Production Professional

Greater Los Angeles Area · 500+ connections · **Contact info**

 **Element Apothec**

 **University of Southe
California**

Experience



Chief Operating Officer and Co-Founder

Element Apothec

Jan 2019 – Present · 1 yr 5 mos

Greater Los Angeles Area

Element Apothec is a new innovative and purpose driven consumer brand focused on CBD-infused wellness and bodycare products which combine the healing powers of nature with the ingenuity of innovation in science. We have a commitment to formulate products that are healthy for your body, inside and out; advocate for higher standards; create social impact; and empower consumers via transparency and education, all while holding ourselves accountable to unparalleled standards of safety and quality.



Producer/Director/Editor

Trousers, Inc.

Jan 2006 – Present · 14 yrs 5 mos

Greater Los Angeles Area

Creative Producer, Director, and Editor (offline and online) responsible for all aspects of pre-production, production, and post-production on branded content, corporate communications, and broadcast spots for top companies and brands such as Harley-Davidson, Splenda, Quaker Hyundai, FIAT, Lego, Olay, Aveeno, Naked Juice and others. Duties include conceptu ...**see mor**

   



+5

Producer

Gravy Productions, LLC
Apr 2010 – Jun 2017 · 7 yrs 3 mos
Greater Los Angeles Area

Freelance producer on still photography and video production shoots for Harley-Davidson,
TGIFridays, Allstate, Asics, Hyundai, Acura, Wells Fargo and Verizon Wireless. Oversaw projects
from Pre-Production through Production. Created and managed production budgets.
Established and supervised project timelines and shoot schedules. Hired and manage ...see mor

Partner/Producer

Triathlon Training Systems, LLC
Feb 2005 – Dec 2015 · 10 yrs 11 mos

Produced, directed, edited and created "Triathlon Training Series: Volume One", the best and
most comprehensive multisport training DVDs available.
In addition, managed the day to day business side of the sales and individual coaching
business, including marketing, website, distribution and customer service.

Post Production Supervisor | Editor

Lauzirika Motion Picture Company
Jan 2001 – Aug 2014 · 13 yrs 8 mos
Greater Los Angeles Area

Worked with all major studios (Fox, Paramount, Sony) editing and supervising all aspects of the
post production process for documentary and supplemental content on new and library film
titles released on DVD. Some highlights include:

...see mor

Show 3 more experiences ⌄

Education



University of Southern California
Bachelor of Arts and Science, Cinema–Television
1989 – 1993
Activities and Societies: SCFX – Special Effects Club Resident Advisor

Licenses & Certifications

Commercial Drone Pilot Certification
FAA
Issued Aug 2016 · Expired Aug 2018

Skills & Endorsements

Post Production · 26

Jim Lauffer, Jr MBA, PMP and 25 connections have given endorsements for this skill

Film · 24

Endorsed by **3 of David's colleagues at GRAVY PRODUCTIONS L.L.C.**

Television · 19

Gabriela Urquilla Silber and 18 connections have given endorsements for this skill

Show more ⌄



